Exhibit 99.(d)(2)(LL)(ii)

AMENDMENT TO

AMERICAN BEACON FUNDS

INVESTMENT ADVISORY AGREEMENT

This Amendment to the American Beacon Funds Investment Advisory Agreement (“Amendment”) is effective as of July 3, 2014, by and among American Beacon Funds, a Massachusetts Business Trust (“Trust”), American Beacon Advisors, Inc., a Delaware corporation (“Manager”), and Bahl & Gaynor, Inc., d/b/a Bahl & Gaynor Investment Counsel, an Ohio corporation (the “Adviser”).

WHEREAS, Trust, Manager and Adviser entered into an Investment Advisory Agreement dated as of May 1, 2014 (the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.	Amendment to Agreement.

(a)	Section 4-Compensation of Adviser – the first paragraph of Section 4 is deleted in its entirety and replaced with the following:

For the services to be rendered by the Adviser as provided in Sections 1, 2, and 3 of this Agreement, the Trust shall pay to the Adviser compensation at the rate specified in the Schedule attached hereto and made a part of this Agreement. Such compensation shall be accrued daily and paid to the Adviser monthly in arrears, and the Trust shall calculate the fee by applying the annual percentage rate(s) as specified in the attached Schedule to the average daily assets of the specified Fund during the relevant month. Solely for the purpose of calculating the applicable annual percentage rates specified in the attached Schedule, there shall be included such other assets as are specified in said Schedule. The Trust is solely responsible for the payment of fees to the Adviser.

(b)	Schedule A to the Agreement – the last paragraph of Schedule A is deleted in its entirety and replaced with the following:

If the management of the accounts commences or terminates at any time other than the beginning or end of a calendar month, the fee shall be prorated based on the portion of such calendar month during which the Agreement was in force.

2.	Miscellaneous.

(a)	Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)	This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

Bahl & Gaynor, Inc.	American Beacon Advisors, Inc.
d/b/a Bahl & Gaynor Investment Counsel

By:	/s/ Stephanie S. Thomas	By: /s/ Jeffrey K. Ringdahl
	Stephanie S. Thomas	Jeffrey K. Ringdahl
	Vice President, Principal & Portfolio Manager	Chief Operating Officer

American Beacon Funds

By:      /s/ Gene L. Needles, Jr.

    Gene L. Needles, Jr.

    President

2